Exhibit 99.1

CONFIDENTIAL

ChinaCache Appoints Dr. Bo Li as Chief Technology Consultant

Beijing, July 18, 2011 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading provider of Internet content and application delivery services in China, today announced that Dr. Bo Li, professor in the Department of Computer Science and Engineering at the Hong Kong University of Science and Technology, will join the Company as Chief Technology Consultant, effective immediately.  Dr. Li will succeed Dr. Hao Yin, whose contract is expiring soon.  Dr. Li will advise the Company on the development of emerging technologies such as intelligent network acceleration technology and data mining technology.

Dr. Li received a Bachelor of Engineering and a Master of Engineering from the Department of Computer Science and Technology at Tsinghua University and a Ph.D in Electrical and Computer Engineering from the University of Massachusetts Amherst.  Dr. Li has previously worked with the IBM Networking System Division and Microsoft Research Asia.  Dr. Li is a Fellow of the Institute of Electrical and Electronics Engineers.  In addition to his position at the Hong Kong University of Science and Technology, Dr. Li holds the Cheung Kong Chair Professorship at Shanghai Jiaotong University.

Dr. Li is one of the world’s leading experts in multimedia communications.  Dr. Li led a team that developed the first large-scale peer-to-peer (P2P) live video streaming system. The core technology of this system, mesh-based pull streaming, has been widely adopted in the industry, which is now being used to deliver live media content to millions of users. Dr. Li also made original contribution on proxy placement, an important base technology in content distribution networks.

“We welcome Dr. Li to ChinaCache as our chief technology consultant,” said Mr. Song Wang, the founder, chairman and chief executive officer of ChinaCache.  “Dr. Li will be a valuable resource for ChinaCache’s future technology strategy.  He will help further enrich our emerging technology reservoir, as well as expand our CDN based value-added services.  Dr. Li’s joining is another step in our overall strategy of attracting top talents in the industry to expand our market leadership.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience.  For more information on ChinaCache, please visit www.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yue YU	Ms. Cindy ZHENG
Brunswick Group LLP	Brunswick Group LLP
Tel: +86 (10) 6566-2256	Tel: +1 (212) 333-3810
Email: chinacache@brunswickgroup.com	Email: chinacache@brunswickgroup.com